Mail Stop 3561

February 18, 2009

Karen L. Luey
Chief Financial Officer
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608

> **Re:** **Jamba, Inc.**
> **File No. 001-32552**
> **Form 10-K: For the fiscal year ended January 1, 2008**
> **Form 10-Q: For the quarterly period ended October 7, 2008**

Dear Ms. Luey:

We have reviewed your January 28, 2009 correspondence and have the following comment. We ask you to revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-Q: For the quarterly period ended October 7, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

1. Refer to your response to our prior comment number 8. We do not believe that you have fully addressed the concerns raised in our prior comment. We acknowledge that the types of costs incurred by your company's comparable stores are not materially different from the types of costs incurred by the company's stores not included as comparable stores. However, we believe that you should quantify the specific impact of additional stores on your company's costs, so that a reader can evaluate the extent to which your company's costs were impacted by both additional stores and other factors. Please revise your MD&A disclosure, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief